Mail Stop 4561

March 26, 2008

Bruce Newman
Chief Executive Officer
Protocall Technologies Incorporated
47 Mall Drive
Commack, NY 11725-5717

Re: **Protocall Technologies Incorporated**
       Preliminary Information Statement on Schedule 14C
       Filed on March 19, 2008
       File No. 0-51111

Dear Mr. Newman:

       We have reviewed your revised Information Statement and your response letter
dated March 19, 2008 and have the following comments.

Introduction

1. We refer to comment 1 of our letter dated March 5, 2008. We note your response
    and the revised disclosure on page 1 regarding the 2006 financing transaction.
    Although the financing transaction occurred in 2006, a material term of the notes
    is that you reserve from your authorized and unissued shares of common stock a
    sufficient number of shares to accommodate the full conversion of the notes.
    Given that the proposed increase of authorized shares "involves," within the
    meaning of Note A, and is in fact a necessary result of, the earlier convertible
    financing, upon which shareholders did not have a separate opportunity to vote,
    shareholders should be informed of the material terms of the notes. Please
    therefore disclose the information required by Item 11 of Schedule 14A as it
    relates to the 2006 financing transaction. Specifically, please disclose the amount
    of the notes and warrants and briefly outline the provisions with respect to such
    matters as consideration received or to be received, maturity, interest, conversion or
    exercise terms, redemption, and use of proceeds. Please ensure that you briefly
    address the impact of the change in the company's stock price on the number of
    shares currently issuable under the notes and warrants in quantified terms.
    Include clear disclosure regarding the relationship between the market price and
    the number of shares potentially issuable and the dilutive impact on existing
    shareholders.

2. Please refer to prior comments 2 and 4. We note the table on page 4 describing the availability of your capital stock. Please include in the table information for all categories both before and after the increase in the number of authorized shares. In addition, consistent with your statement on page 1, please revise your disclosure in the paragraph immediately following the table to clarify that you are increasing the number of authorized shares to reserve adequate shares for conversion of the notes and warrants "as well as for [y]our employee stock option plan and other uses…." Please specify the "other uses" currently planned or, if none, delete this reference.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or, in her absence, to me at (202) 551-3503. If you require further assistance, please contact Mark Shuman, Branch Chief – Legal, at (202) 551-3462.

Sincerely,

David Orlic
Special Counsel